WITHDRAWAL REQUEST

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

February 3, 2023

Re: Progressive Care Inc.

Request for Withdrawal of Registration Statement on Form S-1

File No. 333-260178

CIK No.: 1402945

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Progressive Care Inc., a Delaware Corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File No. 333-260178 initially filed on October 12, 2021, together with all exhibits and amendments thereto, (collectively, the “Registration Statement”), effective as of the date hereof or at the earliest practicable date hereafter.

The Company has determined not to pursue the contemplated public offering at this time. The Commission has not declared the Registration Statement effective under the Act and no securities were sold in connection with the offering contemplated by the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any comments or questions regarding this matter, please contact our counsel at Lucosky Brookman LLP, Scott E. Linsky, at (732) 395-4408.

Thank you for your assistance in this matter.

Sincerely,

/s/ Charles M. Fernandez
Charles M. Fernandez
Chief Executive Officer